

February 16, 2012

Via E-mail
Mr. Gary S. Raymond
Chief Executive Officer
Spar Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, New York 10592

> **Re:** **Spar Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Response Dated January 18, 2012**
> **File No. 000-27408**

Dear Mr. Raymond:

We have reviewed your response dated January 18, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31

1. We note your response to comment 1 in our letter dated December 16, 2011. Since your principal auditor expresses reliance on the report of Nitin Mittal & Co., this change of independent accountant is presumed to be material. Accordingly, please:

   - Revise your filing to provide all of the disclosures required by Item 304 of Regulation S-K for this change of accountants;
   - As soon as possible, please file a Form 8-K which includes all of the information required by Item 4.01 (a) and (b). Please also refer to the information required by Item 304 (a)(1), (2) and (3) of Regulation S-K.

<u>Report of Nitin Mittal & Co., page F-2</u>

2. We note your response to comment 2 in our letter dated December 16, 2011. As previously requested, please ensure Nitin Mittal & Co. further revises its audit report to indicate that the audit was conducted in accordance with the "standards," rather than the "generally accepted auditing standards," of the PCAOB. Your auditor may not modify this language. See our Release No. 34-49707 dated May 14, 2004 and PCAOB Release 2003-025, particularly Section B.2, issued December 17, 2003 for guidance. Please also have them further revise the last sentence in the scope paragraph to indicate that their responsibility is to express an opinion on these financial statements based "on our" audit rather than "on" audit.

       You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

                                         Sincerely,

                                         /s/ Jennifer Thompson

                                         Jennifer Thompson
                                         Accounting Branch Chief

cc: Lawrence D. Swift, Esq.